Exhibit 99.1
Mindray Medial Announces Highlights for its 2007 Analyst & Investor Day
SHENZHEN, China, November 6, 2007 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced key highlights from its 2007 Analyst & Investor Day on November 6, 2007 in Shenzhen, China.
Mr. Li Xiting, Mindray’s president and co-chief executive officer, opened the event with an overview of 2007 and gave remarks on the company’s strategy going forward. Mr. Li emphasized accelerated sales growth in China year-to-date was largely achieved by winning tenders from increased government spending in rural areas. Mr. Li noted that the company expects to release an additional six new products by the end of the year including the EX-55/65, BC-5300, BS-120, DC-3 and M-5. He also added that it is Mindray’s goal to achieve a consolidated gross margin in the range of 55-56% for the full-year 2007.
Mr. Xu Hang, Mindray’s chairman and co-chief executive officer, followed with his vision for 2008 and beyond. Mr. Xu said, “We will continue to leverage our leading market share position in patient monitoring devices, 3-part and 5-part hematology analyzers and ultrasound imaging systems to expand market share both in China and abroad.”
Reflecting Mindray’s expanding product offerings, Mr Xu noted that the company has changed the names of its three core product segments as follows:
•	Patient Monitoring Devices to Patient Monitoring & Life Support Devices
This name change reflects the company’s objective to expand into defibrillators, surgical beds and operating room lighting products in an effort to create total-solution product offerings combining patient monitoring and life support devices as well as cross-selling opportunities.
•	Diagnostic Laboratory Instruments to In-Vitro Diagnostic Business
This name change reflects Mindray’s initiative to expand beyond hematology and biochemistry analyzers into immunoassay and reagent products.
•	Ultrasound Imaging Systems to Diagnostic Imaging Systems
This name change reflects the company’s plan to develop new product lines such as digital radiography, which it plans to release in the first quarter 2008, and other future imaging products.
Mr. Xu stated that it is the company’s goal to grow overall revenue by at least 40% in 2008 with domestic sales growing 30% and international sales growing 50%. Mr. Xu added that the company has established a strategic development department, which will help evaluate potential M&A opportunities to supplement its organic growth.
During the event, Mindray management also covered the following areas:
Ms. Joyce Hsu, Mindray’s chief financial officer, provided financial highlights and reiterated the company’s commitment to investing approximately 10% of revenues in R&D. Ms. Hsu noted that Mindray’s strong operating cash flow will fund the company’s increased capital expenditure plans for the remainder of 2007 and 2008. Ms. Hsu also mentioned that a newly expanded product portfolio will help the patient monitoring & life support devices segment to grow at a faster rate in the future compared to the time period from 2003 to 2006.

Ms. Hsu also highlighted the following future financial trends and objectives:
•	A slight gross margin expansion in 2008 is likely to be a result of new products and cost reduction initiatives,

•	R&D expenses are expected to return to 10% of revenues in 2008,

•	Selling expenses will increase in 2008 from current levels due to increased investment in overseas distribution and sales networks,

•	G&A will likely be 4% or lower for 2007 and 2008,

•	Accounts receivable days will most likely increase in 2008, but should remain less than 30 days due to selective credit terms given to overseas distributors,

•	Inventory days are likely to be maintained at current levels going forward,

•	Overall headcount is likely to increase from 3,541 to 5,500 in 2008.
Mr. Weng Lee, Mindray’s vice president of US-based research and development, commented on Mindray’s 2008 new product pipeline. Mr. Weng noted that the company plans to launch 10 new products, including an iPM patient monitoring device, two in-vitro diagnostic laboratory instruments, two black and white and three color ultrasound imaging and two digital radiology imaging systems. In addition, 23 reagents will be introduced to complement the company’s to-be-launched in-vitro diagnostic devices.
Mr. Weng also noted that the company will apply for FDA 510(k) clearance for both its Beneview T5 and T8, PM-7000, PM-60, BS-200 chemistry analyzer, M5 portable color, DC-3 and DC-7 color ultrasound imaging systems and DP-6800 portable black and white ultrasound imaging system.
Mr. Weng added that Mindray will increase headcount in its US-based Seattle, Washington R&D center in 2008.
Mr. Wu Hao, Mindray’s vice president of domestic sales & marketing, noted the company currently has approximately 845 sales and sales support staff and expects to this to increase to over 1,000 in 2008. He also commented the company currently has approximately 879 exclusive distributors.
Mr. Wu mentioned that according to company estimates, Mindray believes it has a 4.3% and 15% market share in domestic 5-part hematology analyzers and color ultrasound systems, respectively.
Mr. Jie Liu, Mindray’s executive vice president of international sales & marketing, highlighted Mindray’s commitment to international expansion. The company recently opened offices in Canada, Brazil, Mexico and the Netherlands and plans to open an office in Russia by the end of 2007. The company has further plans for offices in Germany, France, Indonesia, Italy, Japan and South Africa. Liu noted that the company will gradually move toward a hybrid sales structure which allocates a greater amount of internal resources towards after-sales and service networks. Mr. Liu said he expects internal after-sales and service networks to help the company further understand their end-user requirements and help increase international brand awareness.
Mr. Ying Zeng, Mindray’s vice president of manufacturing, said the company will open a new 75,000 square meter manufacturing site in Bai Wang Xing, Shenzhen, China which will be operational in 2008. Additionally, Mr. Zeng noted that the company will open another approximately 200,000 square meter manufacturing site in 2009 in Long Gang, Shenzhen China.
Mindray Analyst & Investor Day presentation slides are available on the Investor Relations section of the company’s web site at www.mindray.com.

About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and include the company’s outlook regarding drivers, developments, and trends affecting its worldwide markets, opening of international offices, new product development and commercial launch dates, projected revenues, net income margins, earnings per share, revenue growth targets, net income growth targets, sales force and distributor targets, projections of the size of China’s healthcare market, estimated government expenditures, research and development expenditure targets, the company’s manufacturing development plan, and the anticipated results of its product development activities and similar statements. Statements that are not historical facts, including statements about Mindray’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of November 6, 2007, and Mindray undertakes no duty to update such information, except as required under applicable law.
For investor and media inquiries please contact:
In China: Investor Relations Mindray Medical International Limited Tel: +86-755-2658-2518 Email: IR@Mindray.com
Justin Knapp Ogilvy Public Relations Worldwide, Beijing Tel: +86-10-8520-6556 Email: Justin.Knapp@Ogilvy.com
In the United States: Jeremy Bridgman Ogilvy Public Relations Worldwide, New York Tel: +1-212-880-5363